FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. ... 0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Bosserd James A. (Last) (First) (Middle)	4. Statement for Month/Day/Year January 15, 2003
11464 Bailey (Street)	5. If Amendment, Date of Original (Month/Day/Year)
Lowell Michigan 49331 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol ChoiceOne Financial Services, Inc.	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/15/2003	1/15/2003	A		56	A	$14.38	965.5081 (1)	D
Common Stock								1,050	I	(2)

FORM 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A.Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Stock Option (Right to Buy)								2/20/2002	2/20/2012
Stock Option (Right to Buy)								2/20/2003	2/20/2012
Stock Option (Right to Buy)								2/20/2004	2/20/2012
Stock Option (Right to Buy)								2/20/2005	2/20/2012
Stock Option (Right to Buy)	$14.38	1/15/2003		A		375		1/15/2003	1/15/2013
Stock Option (Right to Buy)	$14.38	1/15/2003		A		375		1/15/2004	1/15/2013
Stock Option (Right to Buy)	$14.38	1/15/2003		A		375		1/15/2005	1/15/2013
Stock Option (Right to Buy)	$14.38	1/15/2003		A		375		1/15/2006	1/15/2013

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common	262	n/a	262	D
Common	262	n/a	262	D
Common	262	n/a	262	D
Common	262	n/a	262	D
Common	375	n/a	375	D
Common	375	n/a	375	D
Common	375	n/a	375	D
Common	375	n/a	375	D

Explanation of Responses:
(1) Column 5 reflects the acquisition of 57.9598 shares on December 27, 2002 under the ChoiceOne Financial Services, Inc. Employee Stock Purchase Plan. Column 5 also reflects the acquisition of 6.3394 shares on December 31, 2002 from the reinvestment of cash dividends.
(2) Shares are held in a self-directed IRA account.

By:	/s/ James A. Bosserd	January 17, 2003
	**Signature of Reporting Person	Date
James A. Bosserd

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
* **	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure